ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 23, 2007

07026305

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

SUPPL

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
August 23, 2007 (ASX – Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

23 August 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Lindsey 109A #1R, Dawson County, Texas (FAR 4.64%)
Preparing to log and test.

The Lindsey 109A #1R well has reached 12,280 feet and is circulating up formation samples prior to running electric logs over the target Siluro-Devonian formation. The operator is planning to run an open hole Drill Stem Test of the formation during the next 24 hours.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

In the event of success the well can be quickly tied into existing production facilities.

The operator is RIM Operating, Inc. of Englewood, Colorado.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Fracture treatment in progress

Completion operations are continuing on the Marceaux #1 well.

Stimulation and flow back testing of the Alliance 3 Sand has commenced. The interval between 12,953 and 12,957 feet has been perforated and fracture treated following which the well commenced unloading fluid (on a 14/64 inch choke with 6,025 psi) at the rate of 1.5 barrels per minute recovering 267 barrels at report time and no sand.

Subject to further testing installation of production facilities will commence.

Earlier testing of the Marceaux #1 well confirmed a new oilfield discovery at the Kicker location. The Alliance 3 Sand tested up to 1,056 barrels of oil per day on a 10/64 inch choke prior to loading up with formation sand and mud.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Drilling ahead at 1,566 metres

FAR has been advised by ARC Energy Limited that current operations at the well comprise drilling ahead at 1,566mMD in 8 ½ inch diameter hole.

Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region.


0
50 km
King
Sound
Valentine 1
PINNACLE FAULT
EP 104
APP 7/05-6
R1
L 98-9
West Kora 1
Kora 1
EP
121
EP
129
Derby
SPA 3/06-7
Lloyd
West Terrace
Boundary
Sundown
EP 129
PINNACLE FAULT
L 08-
EP 436
EP 428
Broome
EP 391
EP 371

The primary reservoir objective is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect. The well will be drilled deviated to the 244mm (9 5/8") casing point at approximately 800 metres measured depth, building to a maximum hole angle of 20^0. The Valentine 1 well will then be drilled to return to vertical at the top of the main objective section at approximately 3,220 metres measured depth. The deviation at 800m will accommodate the planned subsequent sidetracking operations required to drill the Stokes Bay 1 well, which will be drilled immediately after Valentine 1.

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


LEGEND
Joint Venture Permit Interest
Valentine Prospect
EP 104
PINNACLE FAULT
Valentine 1
APP 7/05-6
King Sound
R1
Valentine Prospect Attributes
• Target Depth: -3115 m TVD
• Mean Potential: 379 BCF
• Upside Potential: 1091 BCF
EP 428
Kora 1
L
98-9
Derby
10 km

The Stokes Bay 1 well is planned to be drilled by sidetracking from the Valentine 1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

Final interests in R1 and EP104 post the Valentine 1 well farmin earning program are:

ARC Energy Limited (Operator)	38.95%
Empire Oil and Gas NL	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix Resources PLC	10%
First Australian Resources Limited	8%
Indigo Oil Pty Ltd	5.5%

A Drilling Report on the well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	23 August 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth:	1566 mMD	
Time of Reporting:	0600 hrs, WST 23 August 2007	
Operations Since Last Report:	Drilled 12 1/4" hole to 812mMD. Set 9 5/8" casing at 808mMD. Drilled 81/2" hole to 1566mMD	
Current Operations: (at 0600hrs, 23 August)	Drilling ahead in 8 1/2" hole at 1566mMD.	
Hydrocarbon indications:	N/A	
Participants in the well (post earning):	ARC Energy Limited - 38.95% (Operator) Empire Oil and Gas NL - 14.8% Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%	
Comment:	N/A	

END

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au